EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.  Name and Address of Company

Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario L4W 1J2

2.  Date of Material Change

December 22, 2004

3.   News Release

A news release with respect to the material change referred to in this report was issued through Canada NewsWire on December 22, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.  Summary of Material Change

On December 22, 2004, Masonite International Corporation (“Masonite”) announced that it had entered into a definitive agreement to be acquired by Stile Acquisition Corp. (“Stile”), a corporation formed at the direction of Kohlberg Kravis Roberts & Co. (“KKR”), in an all cash transaction pursuant to which Masonite’s shareholders will receive C$40.20 per share. Subject to receipt of shareholder, court and regulatory approvals, the transaction is expected to close in late February 2005.

5.  Full Description of Material Change

Masonite has entered into a definitive agreement to be acquired by an affiliate of Stile in an all cash transaction pursuant to which Masonite’s shareholders will receive C$40.20 per share. The total value of the transaction, including refinancing of outstanding Masonite bank debt, is approximately C$3.1 billion.

After being approached by KKR about a potential transaction, the board of directors of Masonite authorized discussions with KKR and the parties signed a customary confidentiality and standstill agreement. Following further discussions with KKR, the board of directors of Masonite formed a special committee of independent directors to consider a potential transaction and, if it deemed it appropriate, to conduct negotiations with KKR. The special committee retained independent financial and legal advisors to advise it with respect to such matters.

Negotiations were conducted with respect to all aspects of the transaction. On December 22, 2004, the special committee’s financial advisor, Merrill Lynch & Co., provided an opinion that the transaction is fair from a financial point of view to Masonite’s shareholders, the special committee and the board of directors each unanimously approved the transaction, a definitive combination agreement was signed and a press release was disseminated.

The transaction will be subject to the approval of 66 2/3 % of the votes cast by Masonite’s shareholders at the special meeting to be held on February 18, 2005 and also by a simple majority of the votes cast by shareholders other than members of senior management. The record date for the special meeting is January 17, 2005. The transaction is to be carried out by way of plan of arrangement under the Ontario Business Corporations Act and will therefore be subject to a judicial determination of fairness. The transaction is expected to close in late February 2005.

Masonite’s management will stay in place following the completion of the transaction and will be required to invest in approximately 5% of the equity of acquisition entity at the same price as KKR is paying for its equity in the acquisition entity.

The Bank of Nova Scotia has committed to provide debt financing for the transaction which, together with the equity infusion from funds managed by KKR, will provide sufficient financing to complete the transaction.

The combination agreement contains representations and warranties from Masonite concerning its business and financial affairs and includes customary covenants regarding conduct of the business in the interim between signing and closing and conditions to closing, including shareholder, court and regulatory approvals and absence of material adverse change to Masonite.

Pursuant to the combination agreement, the Company is not permitted, directly or indirectly, to solicit, encourage or otherwise facilitate the initiation of any inquiries or proposals from anyone other than Stile to acquire more than 20% of the Company’s shares or assets or enter into any other form of business combination with the Company or a subsidiary of the Company (an “Acquisition Proposal”). If the Company receives an unsolicited, bona fide written Acquisition Proposal, the board of directors of the Company is permitted to enter into a confidentiality agreement with, and provide information concerning the Company to and negotiate with, the proponent if the board concludes in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is or is reasonably likely to be a Superior Proposal (meaning a proposal that in the good faith judgment of the board is reasonably likely to be completed and, if completed, would be financially superior for the Company’s shareholders) and that it is necessary for the board to take such action to fulfill its fiduciary duties. The board shall be permitted to respond to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal, solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made.

The Company is obligated to notify Stile forthwith of an Acquisition Proposal and any inquiry or contact that could lead to an Acquisition Proposal, including a description of the material terms and conditions of any proposal, the identity of the person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Stile may reasonably request. The Company shall keep Stile reasonably informed of the status of any such Acquisition Proposal or inquiry in a timely manner.

The Company is obligated not to accept, approve or recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless: (a) it has promptly provided Stile with a copy of the Superior Proposal; (b) five business days shall have elapsed from the date Stile received notice of the determination to accept, approve or recommend an agreement in respect of such Superior Proposal; and (c) before entering into any agreement with respect to a Superior Proposal, the combination agreement shall have been terminated and Stile shall have been paid a termination fee (including expenses) of C$27.4 million (approximately 1.25% of the consideration to Masonite shareholders).

Stile has a right to match any Superior Proposal. If the Company provides Stile with notice of a Superior Proposal on a date that is less than seven calendar days prior to the Company Meeting, if requested by Stile, the Company shall adjourn the Company Meeting to a date that is not less than seven calendar days and not more than ten calendar days after the date of such notice.

6.  Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.  Omitted Information

Not applicable.

8.  Executive Officer

For further information contact John Ambruz, Executive Vice President, Strategic Development of Masonite at 905-670-6514.

DATED this 23rd day of December, 2004.

by	/s/ Harley Ulster
Harley Ulster Executive Vice-President, Corporate Secretary and General Counsel